UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                            NUGGET EXPLORATION, INC.
                            ------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.01
                          -----------------------------
                         (Title of Class of Securities)

                                    669903304
                                    ---------
                                 (CUSIP Number)


    DR. LEONARD VERNON, 2051 SPRINGDALE ROAD, CHERRY HILL, NEW JERSEY 08003,
                                  800-204-1902
 -------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                NOVEMBER 10, 1999
                                -----------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement ( )

                                                                    Page 1 of 9

                                  SCHEDULE 13D

CUSIP NO. 669903304                                                  PAGE 2 OF 9
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                  William D. Hanna

--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP          (A) ( )
                                                                        (B) ( )

--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

                                  OO

--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E). [ ]

--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                                  U.S.

--------------------------------------------------------------------------------

NUMBER OF                     7)  SOLE VOTING POWER                     500,000
SHARES
BENEFICIALLY                  8)  SHARED VOTING POWER                         0
OWNED BY
EACH                          9)  SOLE DISPOSITIVE POWER                500,000
REPORTING
PERSON WITH                   10)  SHARED DISPOSITIVE POWER                   0

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  500,000

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES

                                  ( )

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                  12.2%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON

                                  IN

                                  SCHEDULE 13D

CUSIP NO. 669903304                                                  PAGE 3 OF 9
-------------------------------------------------------------------------------

1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                  Kevin O'Donnell

--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP          (A) (  )
                                                                        (B) (  )

--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

                                  OO

--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E). [ ]

--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                                  U.S.

--------------------------------------------------------------------------------

NUMBER OF                     7)  SOLE VOTING POWER                     500,000
SHARES
BENEFICIALLY                  8)  SHARED VOTING POWER                         0
OWNED BY
EACH                          9)  SOLE DISPOSITIVE POWER                500,000
REPORTING
PERSON WITH                   10)  SHARED DISPOSITIVE POWER                   0

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  500,000

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES

                                  ( )

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                  12.2%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON

                                  IN

                                  SCHEDULE 13D

CUSIP NO. 669903304                                                 PAGE 4 OF 9

--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                  Sandra Vernon

--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP          (A) (  )
                                                                        (B) (  )

--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

                                  OO

--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E). [ ]

--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                                  U.S.

--------------------------------------------------------------------------------

NUMBER OF                     7)  SOLE VOTING POWER                    2,000,000
SHARES
BENEFICIALLY                  8)  SHARED VOTING POWER                         0
OWNED BY
EACH                          9)  SOLE DISPOSITIVE POWER               2,000,000
REPORTING
PERSON WITH                   10)  SHARED DISPOSITIVE POWER                   0

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  2,000,000

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES

                                  ( )

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                  48.8%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON

                                  IN

                                  SCHEDULE 13D

CUSIP NO. 669903304                                                  PAGE 5 OF 9
--------------------------------------------------------------------------------

1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                  Dr. Leonard Vernon

--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP         (A) (  )
                                                                       (B) (X)

--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

                                  OO

--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E). [ ]

--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                                  U.S.

--------------------------------------------------------------------------------

NUMBER OF                     7)  SOLE VOTING POWER                         0
SHARES
BENEFICIALLY                  8)  SHARED VOTING POWER                  2,000,000
OWNED BY
EACH                          9)  SOLE DISPOSITIVE POWER                     0
REPORTING
PERSON WITH                   10)  SHARED DISPOSITIVE POWER            2,000,000

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                         0

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES

                                  ( X )

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                  0%

----------------------------------------------------------
14)  TYPE OF REPORTING PERSON

                                  IN

ITEM 1.           SECURITY AND ISSUER

This statement relates to common stock, par value $0.01 ("Common Stock"), of Nugget Exploration, Inc., a Nevada corporation with principal executive offices at 2051 Springdale Road, Cherry Hill, New Jersey 08003 (the "Company").

ITEM 2.           IDENTITY AND BACKGROUND

This statement is filed jointly by William D. Hanna, Kevin O'Donnell, Sandra Vernon and Dr. Leonard Vernon. William D. Hanna is a citizen of the United States whose principal occupation is as an entrepreneur in the medical equipment industry and whose business address is 2051 Springdale Road, Cherry Hill, New Jersey 08003. Kevin O'Donnell is a citizen of the United States principally occupied as an marketing and sales entrepreneur from the address of 2051 Springdale Road, Cherry Hill, New Jersey 08003. Dr. Leonard Vernon and Sandra Vernon are husband and wife and citizens of the United States. The business address of both Dr. Leonard Vernon and Sandra Vernon is 2051 Springdale Road, Cherry Hill, New Jersey 08003. Dr. Leonard Vernon's principal occupation is a chiropractor, while Sandra Vernon is principally occupied as an investor.

None of the individuals  described above have,  during the last five years, been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any of the above was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to federal or state securities laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

William D. Hanna, Kevin O'Donnell, Sandra Vernon and Dr. Leonard Vernon (the "Shareholders") acquired all shares described in this Schedule 13D when the Company acquired GoHealth.MD Inc.("GoHealth"), a Delaware corporation in which the Shareholders possessed material ownership.

The Shareholders received shares of Common Stock when the Company's wholly owned subsidiary, Nugget Holding Company, a Delaware corporation ("Newco"), merged with and into GoHealth, pursuant to a Stock Exchange Agreement and Plan of Merger ("Merger"), dated September 30, 1999 ("Merger Agreement"). GoHealth survived the Merger and became a wholly owned subsidiary of the Company.

Pursuant to the terms of the Merger Agreement, each of the 3,102,000 outstanding shares of GoHealth's common stock, par value $0.001 (the "GoHealth Stock"), was converted into and exchanged for one share of the Company's common stock, par value $0.01 (the "Company's Common Stock"). Therefore, the Shareholders received a quantity of shares of the Company's Common Stock equal to that quantity of shares each owned in GoHealth prior to the Merger.

ITEM 4.           PURPOSE OF TRANSACTION

The purpose of the transaction was to effect the Merger, which is more fully described in Item 3 above, of GoHealth with and into Newco, whereby GoHealth became a wholly owned subsidiary of the Company.

Immediately subsequent to the Merger, all previous shareholders of GoHealth voted to change the Company's name to "GoHealth.MD Inc." by written consent in lieu of a meeting. On December 30, 1999, the Company expects to send an Information Statement pursuant to Section 14(c) of the Securities Exchange Act 1934 to all of the Company's shareholders of record as of December 1, 1999. The name change shall be effective twenty (20) calendar days after this Information Statement is mailed to the Company's shareholders, which would thus be January 20, 2000.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover pages. The powers each person identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the cover page. With the exception of Dr. Leonard Vernon, only the reporting persons listed herein have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. Dr. Leonard Vernon is deemed to beneficially own the shares listed in the name of his wife, Sandra Vernon, as identified herein. Dr.

Vernon expressly disclaims any beneficial ownership of such shares.

A description of all transactions in the Common Stock effected by all persons named herein is found in Item 3 above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not Applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Attached as Exhibit A is a copy of an agreement between and among William D. Hanna, Kevin O'Donnell, Sandra Vernon and Dr. Leonard Vernon whereby they consent to have this statement filed on their behalf pursuant to Rule 13d-1(f) of the Securities Exchange Act of 1934.

The September 30, 1999 Stock Exchange Agreement and Plan of Merger referred to in Item 4 above, is incorporated herein by reference from the Company's Form 10-QSB for the quarter ended August 30, 1999.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


William D. Hanna

 /S/ WILLIAM D. HANNA                        DATE: 12/20/99
----------------------
William D. Hanna


Kevin O'Donnell

 /S/ KEVIN O'DONNELL                         DATE: 12/20/99
----------------------
Kevin O'Donnell


Sandra Vernon

 /S/ SANDRA VERNON                           DATE: 12/20/99
----------------------
Sandra Vernon


Dr. Leonard Vernon

 /S/ DR. LEONARD VERNON                      DATE: 12/20/99
----------------------
Dr. Leonard Vernon